

10026837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121-E Reynolda Village
(No. and Street)

Winston-Salem (City) North Carolina (State) 27106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Marshall (336)761-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butler + Burke, LLP, CPA's
(Name – *if individual, state last, first, middle name*)

100 Club Oaks Court, Suite A (Address) Winston-Salem, (City) North Carolina (State) 27104 (Zip Code)

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William F. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Winston Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires 1-1-2013

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, as referred to in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Butler & Burke, LLP

Winston-Salem, North Carolina
February 16, 2010

100 CLUB OAKS CT. SUITE A
WINSTON-SALEM, NC 27104
ph 336 768 2310 fx 336 768 8573
WWW.BUTLERANDBURKECPA.COM

FIRST WINSTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 100,509
Interest receivable on bonds	16,575
Securities owned:	
State and municipal government obligations	1,871,216
Stocks and warrants	29,730
Property and equipment, net	9,319
TOTAL ASSETS	$ 2,027,349
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Short-term bank loan	$ 463,000
Total Liabilities	463,000
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized; 2,002 shares issued and outstanding	270,887
Retained earnings	1,293,462
Total Stockholders' Equity	1,564,349
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,027,349

See accompanying notes to financial statements.

FIRST WINSTON SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2009

REVENUE	
Gains on firm securities trading accounts (debt securities)	$ 2,193,853
Profits from underwriting and selling groups	33,060
Other revenue	58,330
Total Revenue	2,285,243
EXPENSES	
Registered representative's compensation	1,292,440
Clerical and administrative employees' expenses	98,333
Salaries and other employment costs for general partners	156,000
Clearance fees	14,092
Communications	72,172
Occupancy and equipment costs	44,144
Interest expense	5,591
Data processing costs	3,253
Regulatory fees and expenses	6,487
Other expenses	129,948
Total Expenses	1,822,460
NET INCOME	$ 462,783

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Retained Earnings	Total
Balances at January 1, 2009	$ 270,887	$ 956,159	$ 1,227,046
Net Income	-	462,783	462,783
Dividends Paid	-	(125,480)	(125,480)
Balances at December 31, 2009	$ 270,887	$ 1,293,462	$ 1,564,349

See accompanying notes to financial statements.

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

OPERATING ACTIVITIES	
Net income	$ 462,783
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,738
Loss on disposal of assets	36
(Increase) decrease in operating assets:	
Securities owned, net	316,638
Interest receivable	17,319
Increase (decrease) in operating liabilities:	
Accounts payable	(8,921)
Net Cash Provided by Operating Activities	789,593
INVESTING ACTIVITIES	
Capital expenditures	(1,120)
Net Cash Used in Investing Activities	(1,120)
FINANCING ACTIVITIES	
Payments on secured short term bank loans, net of borrowings	(664,000)
Dividends paid	(125,480)
Net Cash Used in Financing Activities	(789,480)
DECREASE IN CASH	(1,007)
Cash and Cash Equivalents, Beginning	101,516
Cash and Cash Equivalents, Ending	$ 100,509
SUPPLEMENTAL INFORMATION	
Interest paid	$ 7,844

NOTE A: ORGANIZATION AND NATURE OF BUSINESS

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. The FASB Codification is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP) and is effective for financial statements that cover annual periods ending after September 15, 2009. Other than resolving certain minor inconsistencies in current GAAP, it is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), was issued in 2006 and clarifies the accounting for the recognition and measurement of uncertainties in income taxes for all entities. The FASB deferred the effective date of FIN 48 until fiscal years beginning after December 15, 2008. The Company's policy is to evaluate the likelihood that any uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

Securities Transactions

Securities transactions (and related revenues and expenses) are recorded on a settlement date basis, generally the third business day following the trade date.

Securities

Marketable securities owned by the Company are valued at fair market value. Net unrealized gains and losses are reflected in operations. Securities not readily marketable are valued at fair value as determined by management.

Underwriting Service

Underwriting fees or expenses are recognized when the underwriting is completed and the income or expense is reasonably determinable.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances with credit worthy, high quality financial institutions. Cash balances may, at times, exceed federally insured limits. Management monitors the soundness of these financial institutions and feels the Company's risk is not significant.

Receivables From and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2009:

Office furniture and equipment	$	37,993
Less: accumulated depreciation		(28,674)
	$	9,319

Depreciation expense for the year ended December 31, 2009 was $1,738.

NOTE D: SHORT TERM BANK LOANS

At December 31, 2009, the Company had agreements with a bank to borrow funds of up to $20,000,000 as needed on a secured basis to carry inventory and to cover failed transactions. Interest on these loans is charged at LIBOR plus 2.5% (4.00% at December 31, 2009). At December 31, 2009, the outstanding loan balance of $463,000 was fully collateralized by the Company's trading inventory. The agreements with the bank expire on June 30, 2010.

NOTE E: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2009, the Company expected no losses from such open commitments.

NOTE F: LEASES

The Company leases its office space and office equipment under noncancellable operating leases expiring through October, 2012. Future minimum lease payments under the terms of these agreements are as follows at December 31:

2010	$	20,943
2011		20,870
2012		17,860
	$	59,673

Rent expense under all leases was $86,064 in 2009.

NOTE G: FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification Topic 820 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. This Topic also establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used by the Company for assets measured at fair value:

- *Securities Owned:* Valued at the closing price reported on the active markets on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company's securities owned at a fair value of $1,900,946 as of December 31, 2009 are all considered to be level 1 assets.

NOTE H: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. At December 31, 2009, the Company had net capital of $1,459,035 which exceeded its required net capital of $100,000 and its net capital ratio was zero.

NET CAPITAL	
Total Stockholders' Equity	$ 1,564,349
Deduct Stockholders' Equity not Allowable for Net Capital	-
Total Stockholders' Equity Qualified for Net Capital	1,564,349
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total Capital and Allowable Subordinated Liabilities	1,564,349
Deductions and/or Charges:	
Nonallowable assets	
Property and equipment, net	(9,319)
Net Capital Before Haircuts on Securities Positions	1,555,030
Haircuts on Securities	
State and municipal government obligations	(91,535)
Stocks and warrants	(4,460)
NET CAPITAL	$ 1,459,035
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 100,000
Capital in Excess of Minimum Requirements	$ 1,359,035
Excess Net Capital at 1000%	$ 1,459,035
Ratio of Aggregate Indebtedness to Net Capital	Zero to 1

NOTE: There is no material difference in net capital computed in this report and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2009.

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained.

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of First Winston Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in the accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC'S objectives.

This report in intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Butler & Burke LLP

Winston-Salem, North Carolina
February 16, 2010

FIRST WINSTON SECURITIES, INC.

Financial Statements

December 31, 2009

SEC Mail Processing
Section

FEB 22 2010

Washington, DC
110

BUTLER BURKE

CERTIFIED PUBLIC ACCOUNTANTS

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